Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
(unaudited)

	Years Ended December 31,					Quarter Ended March 31,
(dollars in thousands)	2011	2012	2013	2014	2015	2016

Earnings:
Income (Loss) from Operations before Income Taxes	$(16,398)	$(61,763)	$(92,362)	$(171,012)	$(251,408)	$(90,767)
Add: Fixed Charges	15	33	129	4,081	15,832	4,099
Total Earnings Available for Fixed Charges	$(16,383)	$(61,730)	$(92,233)	$(166,931)	$(235,576)	$(86,668)

Fixed Charges:
Interest Expense (a)	$—	$—	$—	$3,776	$15,414	$3,981
Interest Portion of Rent Expense (b)	15	33	129	305	418	118
Preference Security Dividends of Consolidated Subsidiaries	—	—	—	—	—	—
Total Fixed Charges	$15	$33	$129	$4,081	$15,832	$4,099

Ratio of Earnings to Fixed Charges and Preference Dividends : (c)	N/A	N/A	N/A	N/A	N/A	N/A

Coverage Deficiency:	$16,398	$61,763	$92,362	$171,012	$251,408	$90,767

(a) Includes the amortization of our debt discount and debt issuance costs.

(b) Represents estimated interest associated with certain facility leases (at an assumed rate of 20% of total rent expense for facility leases).

(c) The ratio of earnings to fixed charges was less than one-to-one for each of the periods presented.